# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rare Earths Americas, Inc., CIK 0002095743
CUSIP: 75381A108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 101 W. Main Street, Manchester, Georgia (GA), 31816
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0002137925
Persons authorized to receive notices and communications: Timothy Burt, A.C.N. 664 400 382 Pty Ltd, Level 28, 259 George Street, Sydney, Australia (C3), NSW 2000, 61 02 8222 1100; Joel Rennie and Scott Levi, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10023, 212 819 8200

## Reporting persons
- A.C.N. 664 400 382 Pty Ltd ("ACN 664") (CIK 0002137925): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: working capital (WC); sole voting power 0; shared voting power 1,672,478; sole dispositive power 0; shared dispositive power 1,672,478; aggregate amount beneficially owned 1,672,478 (8.4% of the class)
  Comment: (1) See Item 3.
  (2) See Items 2 and 5.
  (3) See Item 5.
- Whitehaven Coal Holdings Pty Ltd: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: working capital (WC); sole voting power 0; shared voting power 1,672,478; sole dispositive power 0; shared dispositive power 1,672,478; aggregate amount beneficially owned 1,672,478 (8.4% of the class)
  Comment: (1) See Item 3.
  (2) See Items 2 and 5.
  (3) See Item 5.
- Whitehaven Coal Limited: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: working capital (WC); sole voting power 0; shared voting power 1,672,478; sole dispositive power 0; shared dispositive power 1,672,478; aggregate amount beneficially owned 1,672,478 (8.4% of the class)
  Comment: (1) See Item 3.
  (2) See Items 2 and 5.
  (3) See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Rare Earths Americas, Inc.
Address of issuer's principal executive offices: 101 W. Main Street, Manchester, Georgia (GA), 31816
Comment:
This Schedule 13D is being filed by A.C.N. 664 400 382 Pty Ltd ("ACN 664"), Whitehaven Coal Holdings Pty Ltd ("WHCH"), and Whitehaven Coal Limited ("WHC") (collectively, the "Reporting Persons"). ACN 664 directly holds the shares of Common Stock reported in this Schedule 13D. ACN 664 is a direct, wholly owned subsidiary of WHCH. WHCH is a direct, wholly owned subsidiary of WHC.

The Reporting Persons, through ACN, owned shares of the Issuer's Common Stock prior to its initial public offering (the "IPO"), completed on May 7, 2026, and as such would have been eligible to file a short-form report on Schedule 13G after the IPO. However, the Reporting Persons are filing this long-form report on Schedule 13D because, following their acquisition of certain shares of Common Stock concurrent with the IPO, as reported in Item 3 of this Schedule 13D (which represented an acquisition of 2% of the total number of Common Stock outstanding during a 12-month period), the Reporting Persons are no longer eligible to file a report on Schedule 13G.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by ACN 664, WHCH and WHC. The Reporting Persons have filed a joint filing agreement filed as Exhibit 7.1 hereto. The names of each of the Key Management Personnel of each of ACN 664 and WHC (collectively, the "Covered Persons") is set forth in the attached Annex A and incorporated by reference herein.
Residence or business address: The address of the principal business office of each of the Reporting Persons and Covered Persons is Level 28, 259 George Street, Sydney, NSW 2000, Australia.
Present principal occupation or employment: WHC is a leading Australian metallurgical coal producer, while maintaining its position as a producer of high-quality, high CV thermal coal. The principal business of each of ACN and WHCH is to hold WHC's interests within a corporate group structure, including but not limited to the Common Stock of the Issuer as described herein. The present principal occupation or employment of each of the Covered Persons is set forth in Annex A and incorporated by reference herein.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of ACN 664, WHCH and WHC is an Australian registered company. The citizenship of each of the Covered Persons is set forth in Annex A and incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In July 2025, ACN acquired 372,582 shares of Common Stock from the Issuer in an in-specie distribution by Rare Earths Americas Pty Ltd, and subsequently acquired 375,000 shares of Common Stock in a private placement from the Issuer in exchange for AUD$3,750,000 using cash on hand from WHC group working capital. In December 2025, ACN entered into a Simple Agreement for Future Equity ("SAFE") in exchange for USD$5,814,500 using cash on hand from WHC group working capital, to which ACN's investment would automatically convert into shares of Common Stock of the Issuer upon its next qualifying equity financing round, subject to a valuation cap of USD$250,000,000 and a 20% discount on the applicable conversion price. Pursuant to the SAFE, 399,896 shares of Common Stock were automatically converted under the terms of the SAFE upon the completion of the IPO on May 7, 2026. At the completion of the IPO, ACN also acquired 525,000 shares of Common Stock from the underwriters of the IPO in exchange for USD$9,975,000 using cash on hand from WHC group working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for strategic investment purposes. The Reporting Persons will continuously review their investment in Issuer, and depending on market, economic and industry conditions, their continuing evaluation of the business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions of the Issuer, alternative investment opportunities and changes in applicable law and/or regulations and all other factors that may be deemed relevant, the Reporting Persons may dispose of or acquire additional securities of the Issuer. The Reporting Persons may, and expect that they will, engage in discussions with the Issuer's management and/or Board, other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board composition and the future of the Issuer. Subject to market conditions and other factors described in this Schedule 13D, the Reporting Persons may also seek to monetize their securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of their interests in the securities of the Issuer as collateral for liquidity purposes.

The Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. However, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make informal recommendations or formal proposals to the Issuer's management or Board, including any special committees of the Board and their respective advisors, other holders of the Issuer's securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital and other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each of ACN 664, WHCH and WHC, as a result of the relationships described in Item 2, may be deemed to indirectly beneficially own 1,672,478 shares of Common Stock owned by ACN 664. Voting and investment decisions over the shares held by ACN are directed by the board of directors of WHC, which act by majority vote. Accordingly, no one person is deemed to have or share beneficial ownership of the shares held by ACN.

The Reporting Persons may be deemed to own 8.4% of the outstanding Common Stock. This percentage is based upon 19,907,282 shares of Common Stock outstanding as of June 3, 2026, as reported by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: For information on the Reporting Persons' powers to vote and dispose of the shares of Common Stock, see rows 7 to 10 of the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Covered Persons, has effected any transactions that may be deemed to be a transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
7.1 Joint Filing Agreement.

## Signatures
- A.C.N. 664 400 382 Pty Ltd ("ACN 664"): /s/ Timothy Burt, Timothy Burt / Company Secretary (06/04/2026)
- Whitehaven Coal Holdings Pty Ltd: /s/ Timothy Burt, Timothy Burt / Company Secretary (06/04/2026)
- Whitehaven Coal Limited: /s/ Timothy Burt, Timothy Burt / Company Secretary (06/04/2026)